SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 4 of 5

New business

----------------------------------------------

New business

B1 - Geographical analysis of life, pension and investment sales

	Present value of new business premiums1
			% Growth
	6 months 2012 £m	6 months 2011 £m	Sterling	Local currency2
Life and pensions business
United Kingdom	5,387	5,434	(1)%	(1)%
Ireland	342	553	(38)%	(34)%
United Kingdom and Ireland	5,729	5,987	(4)%	(4)%
France	1,944	2,345	(17)%	(12)%
United States	2,073	1,658	25%	22%
Spain	705	1,015	(31)%	(26)%
Italy	1,259	1,778	(29)%	(25)%
Other	98	155	(37)%	(31)%
Developed markets	11,808	12,938	(9)%	(7)%
Poland	201	305	(34)%	(26)%
China	161	207	(22)%	(27)%
Hong Kong	63	83	(24)%	(26)%
India	56	50	12%	27%
Singapore	309	244	27%	24%
South Korea	235	242	(3)%	(2)%
Other	270	248	9%	17%
Higher growth markets	1,295	1,379	(6)%	(3)%
Total life and pensions - continuing operations	13,103	14,317	(8)%	(6)%
Total life and pensions - discontinued operations4	-	1,085	(100)%	(100)%
Total life and pensions	13,103	15,402	(15)%	(13)%
Investment sales3
United Kingdom & Ireland	823	782	5%	5%
Aviva Investors	1,043	931	12%	18%
Higher growth markets	68	117	(42)%	(43)%
Total investment sales - continuing operations	1,934	1,830	6%	8%
Total investment sales - discontinued operations4	-	170	(100)%	(100)%
Total investment sales	1,934	2,000	(3)%	(1)%
Total long-term savings sales - continuing operations	15,037	16,147	(7)%	(5)%
Total long-term savings sales - discontinued operations4	-	1,255	(100)%	(100)%
Total long-term savings sales	15,037	17,402	(14)%	(11)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
4. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B2 - Product analysis of life and pensions sales

	Present value of new business premiums1
			% Growth
	6 months 2012 £m	6 months 2011 £m	Sterling	Local currency2
Life and pensions business
Pensions	2,762	2,708	2%	2%
Annuities	1,555	1,610	(3)%	(3)%
Bonds	253	466	(46)%	(46)%
Protection	608	490	24%	24%
Equity release	209	160	31%	31%
United Kingdom	5,387	5,434	(1)%	(1)%
Ireland	342	553	(38)%	(34)%
United Kingdom and Ireland	5,729	5,987	(4)%	(4)%
Savings	1,842	2,244	(18)%	(13)%
Protection	102	101	1%	7%
France	1,944	2,345	(17)%	(12)%
Life	613	456	34%	31%
Annuities	1,460	1,202	21%	19%
United States	2,073	1,658	25%	22%
Pensions	170	272	(38)%	(34)%
Savings	1,688	2,346	(28)%	(24)%
Annuities	19	22	(14)%	(10)%
Protection	185	308	(40)%	(36)%
Italy, Spain and Other	2,062	2,948	(30)%	(26)%
Developed markets	11,808	12,938	(9)%	(7)%
Higher growth markets	1,295	1,379	(6)%	(3)%
Total life and pensions sales - continuing operations	13,103	14,317	(8)%	(6)%
Total life and pensions sales - discontinued operations3	-	1,085	(100)%	(100)%
Total life and pensions sales	13,103	15,402	(15)%	(13)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B3 - Trend analysis of PVNBP - cumulative

	1Q11 YTD £m	2Q11 YTD £m	3Q11 YTD £m	4Q11 YTD £m	1Q12 YTD £m	2Q12 YTD £m	% Growth on 2Q11 YTD
Life and pensions business - Present value of new business premiums1
Pensions	1,105	2,708	3,963	5,279	1,251	2,762	2%
Annuities	785	1,610	2,434	3,832	662	1,555	(3)%
Bonds	271	466	638	801	128	253	(46)%
Protection	250	490	749	1,025	300	608	24%
Equity release	83	160	234	317	89	209	31%
United Kingdom	2,494	5,434	8,018	11,254	2,430	5,387	(1)%
Ireland	280	553	757	917	199	342	(38)%
United Kingdom and Ireland	2,774	5,987	8,775	12,171	2,629	5,729	(4)%
France	1,271	2,345	3,224	4,047	1,092	1,944	(17)%
United States	786	1,658	2,796	3,932	1,034	2,073	25%
Spain	524	1,015	1,425	1,926	402	705	(31)%
Italy	874	1,778	2,517	2,993	673	1,259	(29)%
Other	79	155	228	262	50	98	(37)%
Developed markets	6,308	12,938	18,965	25,331	5,880	11,808	(9)%
Poland	149	305	403	487	107	201	(34)%
Asia	426	902	1,343	1,782	442	913	1%
Other	91	172	237	320	87	181	5%
Higher growth markets	666	1,379	1,983	2,589	636	1,295	(6)%
Total life and pensions	6,974	14,317	20,948	27,920	6,516	13,103	(8)%
Investment sales2	869	1,830	2,682	3,473	949	1,934	6%
Total long term saving sales - continuing operations	7,843	16,147	23,630	31,393	7,465	15,037	(7)%
Total long term saving sales - discontinued operations3	921	1,255	1,255	1,255	-	-	(100)%
Total long term saving sales	8,764	17,402	24,885	32,648	7,465	15,037	(14)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B4 - Trend analysis of PVNBP - discrete

	1Q11 £m	2Q11 £m	3Q11 £m	4Q11 £m	1Q12 £m	2Q12 £m	% Growth on 1Q12 Sterling
Life and pensions business - Present value of new business premiums1
Pensions	1,105	1,603	1,255	1,316	1,251	1,511	21%
Annuities	785	825	824	1,398	662	893	35%
Bonds	271	195	172	163	128	125	(2)%
Protection	250	240	259	276	300	308	3%
Equity release	83	77	74	83	89	120	35%
United Kingdom	2,494	2,940	2,584	3,236	2,430	2,957	22%
Ireland	280	273	204	160	199	143	(28)%
United Kingdom and Ireland	2,774	3,213	2,788	3,396	2,629	3,100	18%
France	1,271	1,074	879	823	1,092	852	(22)%
United States	786	872	1,138	1,136	1,034	1,039	-
Spain	524	491	410	501	402	303	(25)%
Italy	874	904	739	476	673	586	(13)%
Other	79	76	73	34	50	48	(4)%
Developed markets	6,308	6,630	6,027	6,366	5,880	5,928	1%
Poland	149	156	98	84	107	94	(12)%
Asia	426	476	441	439	442	471	7%
Other	91	81	65	83	87	94	8%
Higher growth Markets	666	713	604	606	636	659	4%
Total life and pensions	6,974	7,343	6,631	6,972	6,516	6,587	1%
Investment sales2	869	961	852	791	949	985	4%
Total long term saving sales - continuing operations	7,843	8,304	7,483	7,763	7,465	7,572	1%
Total long term saving sales - discontinued operations3	921	334	-	-	-	-	-
Total long term saving sales	8,764	8,638	7,483	7,763	7,465	7,572	1%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B5 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums								Single premiums
	6 months 2012 £m	Local currency growth	WACF	Present value £m	6 months 2011 £m	Local currency growth	WACF	Present value £m	6 months 2012 £m	6 months 2011 £m	Local currency growth
Pensions	302	(13)%	4.7	1,425	346	66%	4.5	1,562	1,337	1,146	17%
Annuities	-	-	-	-	-	-	-	-	1,555	1,610	(3)%
Bonds	-	-	-	-	-	-	-	-	253	466	(46)%
Protection	88	13%	6.9	608	78	(1)%	6.3	490	-	-	-
Equity release	-	-	-	-	-	-	-	-	209	160	31%
United Kingdom	390	(8)%	5.2	2,033	424	48%	4.8	2,052	3,354	3,382	(1)%
Ireland	20	(33)%	4.0	80	32	(11)%	3.9	125	262	428	(35)%
United Kingdom and Ireland	410	(10)%	5.2	2,113	456	41%	4.8	2,177	3,616	3,810	(4)%
France	40	(9)%	7.0	280	47	(13)%	6.6	308	1,664	2,037	(13)%
United States	59	23%	10.3	608	47	2%	9.6	453	1,465	1,205	19%
Spain	36	(28)%	5.5	199	53	(10)%	5.7	300	506	715	(25)%
Italy	39	5%	5.4	210	39	5%	5.5	215	1,049	1,563	(29)%
Other	7	(30)%	8.9	62	11	(21)%	9.2	101	36	54	(31)%
Developed markets	591	(8)%	5.9	3,472	653	23%	5.4	3,554	8,336	9,384	(9)%
Poland	18	(31)%	7.6	137	29	-	7.6	219	64	86	(16)%
Asia	155	11%	5.0	780	139	17%	4.9	678	133	224	(42)%
Other	34	(6)%	4.1	138	39	44%	3.4	133	43	39	19%
Higher growth markets	207	2%	5.1	1,055	207	18%	5.0	1,030	240	349	(30)%
Total life and pensions sales - continuing operations	798	(6)%	5.7	4,527	860	21%	5.3	4,584	8,576	9,733	(10)%
Total life and pensions sales - discontinued operations1	-	(100)%	-	-	73	(16)%	9.1	663	-	422	(100)%
Total life and pensions	798	(13)%	5.7	4,527	933	17%	5.6	5,247	8,576	10,155	(13)%

1. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B6 - Geographical analysis of regular and single premiums - investment sales

Investment sales	Regular			Single			PVNBP
	6 months 2012 £m	6 months 2011 £m	Local currency growth	6 months 2012 £m	6 months 2011 £m	Local currency growth	Local currency growth
United Kingdom & Ireland	4	-	-	819	782	5%	5%
Aviva Investors	3	3	-	1,040	928	18%	18%
Higher growth markets	-	-	-	68	117	(43)%	(43)%
Total investment sales - continuing operations	7	3	133%	1,927	1,827	8%	8%
Total investment sales - discontinued operations1	-	-	-	-	170	(100)%	(100)%
Total investment sales	7	3	133%	1,927	1,997	(1)%	(1)%

1. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

B7 - Life and pensions new business - net of tax and non-controlling interests

	Present value of new business premiums			Value of new business				New business margin
Life and pensions (net of tax and non-controlling interests)	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012 £m	6 months 2011 £m	Full year 2011 £m	6 months 2012%	6 months 2011%	Full year 2011%
United Kingdom	5,387	5,434	11,254	138	140	281	2.6%	2.6%	2.5%
Ireland	256	415	688	(3)	1	(3)	(1.2)%	0.2%	(0.4)%
United Kingdom and Ireland	5,643	5,849	11,942	135	141	278	2.4%	2.4%	2.3%
France	1,588	1,947	3,376	35	53	79	2.2%	2.7%	2.3%
United States	2,073	1,658	3,932	(90)	(55)	(85)	(4.3)%	(3.3)%	(2.2)%
Spain	391	555	1,054	4	17	28	1.0%	3.1%	2.7%
Italy	549	792	1,336	4	15	23	0.7%	1.9%	1.7%
Other	98	155	262	(1)	2	4	(1.0)%	1.3%	1.5%
Developed markets	10,342	10,956	21,902	87	173	327	0.8%	1.6%	1.5%
Poland	183	276	440	13	14	34	7.1%	5.1%	7.7%
Asia	903	889	1,756	29	27	55	3.2%	3.0%	3.1%
Other	181	172	320	12	9	16	6.6%	5.2%	5.0%
Higher growth markets	1,267	1,337	2,516	54	50	105	4.3%	3.7%	4.2%
Total life and pensions sales - continuing operations	11,609	12,293	24,418	141	223	432	1.2%	1.8%	1.8%
Total life and pensions sales - discontinued operations1	-	599	599	-	-	-	-	-	-
Total life and pensions	11,609	12,892	25,017	141	223	432	1.2%	1.7%	1.7%

1. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Capital management

-----------------------

Capital management

C1 - Capital management

C1i - Capital Management objectives and approach
The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva's capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.
      Overall capital risk appetite, which is reviewed and approved by the Aviva board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group's strategic target of maintaining credit ratings in the AA range.
      In managing capital we seek to:

■ maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

■ optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■ retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■ allocate capital rigorously across the Group, to drive value adding growth through optimizing risk and return; and
■ declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an operating earnings after tax basis1 in the 1.5 to 2.0 times range as a guide.

In line with these objectives, the capital generated and invested by the Group's businesses is a key management focus. Operating capital generation, which measures net capital generated after taking into account capital invested in new business (before the impact of non-operating items) is a core regulatory capital based management performance metric used across the Group. This is embedded in the Group business planning process and other primary internal performance and management information processes.
      Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.

Rating agency capital
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this, we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and risk management).
      Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
      The Group's overall financial strength is reflected in our credit ratings. The Group's rating from Standard and Poors is AA- ("very strong") with an outlook of "Creditwatch Negative; Aa3 ("excellent") with a Negative outlook from Moody's; and A ("excellent") from A M Best. The outlook on the Group's rating from AM Best is "Under review with Negative Implications".

1. The Group's accounting policy for operating profit (also referred to as Group adjusted operating profit) remains consistent with prior periods and is set out in note A1.

C1 - Capital management objectives and approach continued

C1 ii Economic capital
We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the Group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital where appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks. The capital requirement reflects the cost of mitigating the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
      The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer-term profits emerging from in-force and new business, allowing for consideration of longer-term value emergence as well as shorter-term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Capital Management
The economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required Economic Capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
      The economic capital surplus on a proforma basis (including the contribution from the disposal of 21% of Delta Lloyd on 6 July 2012) has increased during the period to £4.7 billion (FY11: £3.6 billion). The key movements in the period are set out in the following table:

£bn
FY 2011 Economic Capital Position	3.6
Adjusted MCEV Movement1	0.3
Net impact of fixed rate note issuance / call	0.2
Impact of credit hedging	0.2
Capital requirement benefits of Delta Lloyd sell-down	0.2
Other items	0.2
Proforma HY 2012 Estimated Economic Capital Position	4.7

1. The adjusted MCEV movement reflects changes in MCEV attributable to ordinary shareholders during the year (£0.5 billion adverse) adjusted for items which do not impact the economic capital position such as the impairment of goodwill and intangibles (£0.8 billion) and movements in IFRS pension scheme valuations.

Solvency II
The development of Solvency II continues in 2012. The European Commission is focused on concluding the development of the Level 2 implementing measures that will establish the technical requirements governing the practical application of Solvency II, a draft of which was published in 2011. The implementation date continues to be discussed in the context of the on-going draft Omnibus II directive deliberations. Aviva continues to actively participate in these developments through the key European industry working groups and engaging with the FSA and HM Treasury to inform the on-going negotiations in Brussels.

Page88

C2 Capital performance

C2 i - Capital generation and utilisation
The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operating capital generation a key financial priority.
      The half-year 2012 result of £0.9 billion reinforces our confidence in the capital generation position of the Group. Profits from existing life business remain strong, generating £1.0 billion of capital (HY11: £1.0 billion), with a further £0.3 billion (HY11: £0.3 billion) generated by the general insurance, and fund management and businesses and other operations. Capital invested in new business was £0.4 billion (HY11: £0.5 billion), and continues to benefit from management actions to improve capital efficiency. The £0.4 billion of capital investment is mostly life new business with the impact of capital investment in non-life business broadly neutral over the period.

	6 months 2012 £bn	6 months 2011 £bn	Full year 2011 £bn
Operating capital generation:
Life in-force profits	1.0	1.0	2.3
General insurance, fund management and other operations profits	0.3	0.3	0.6
Operating capital generated before investment in new business	1.3	1.3	2.9
Capital invested in new business	(0.4)	(0.5)	(0.8)
Operating capital generated after investment in new business	0.9	0.8	2.1

Operating capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
- Operating profits for the general insurance and non-life businesses (net of tax and non-controlling interests);

-  Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

-  Post deconsolidation on 6 May 2011, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and other operations profits on an IFRS basis.

The amount of operating capital remitted to Group is dependent upon a number of factors including non-operating items and local regulatory requirements.

As well as financing new business investment, the operating capital generated is used to finance corporate costs, service the Group's debt capital and to finance shareholder dividend distributions. After taking these items into account the net operating capital generation after financing is £0.1 billion.

	6 months 2012 £bn	6 months 2011 £bn	Full year 2011 £bn
Operating capital generated after investment in new business	0.9	0.8	2.1
Interest, corporate and other costs	(0.4)	(0.4)	(0.6)
External dividend net of scrip	(0.4)	(0.3)	(0.5)
Net operating capital generation after financing	0.1	0.1	1.0

C2 ii - Capital required to write new business, internal rate of return and payback period
As set out in C2i, the Group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to high set-up costs and capital requirements.
      The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.

C2 - Capital performance continued
C2 ii - Capital required to write new business, internal rate of return and payback period continued
The internal rates of return on new business written during the period are set out below.

30 June 2012	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	80	75	155	15%	7
Ireland	15	6	21	2%	20
United Kingdom & Ireland	95	81	176	13%	9
France	20	62	82	11%	8
United States	42	156	198	14%	5
Spain	14	25	39	16%	4
Italy	13	47	60	12%	6
Other	11	-	11	8%	10
Developed markets	195	371	566	13%	7
Poland	12	4	16	22%	4
Asia	28	16	44	12%	11
Other	8	7	15	29%	3
Higher Growth markets	48	27	75	17%	8
Total	243	398	641	13.6%	7

30 June 2011	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	41	80	121	16%	7
Ireland	13	15	28	8%	8
United Kingdom & Ireland	54	95	149	15%	7
France	22	76	98	11%	8
United States	36	127	163	14%	5
Spain	12	41	53	23%	4
Italy	20	63	83	12%	6
Other	13	1	14	8%	9
Developed markets	157	403	560	14%	6
Poland	15	5	20	20%	5
Asia	27	16	43	13%	12
Other	8	8	16	23%	3
Higher Growth markets	50	29	79	17%	8
Total excluding Delta Lloyd	207	432	639	14.3%	6
Delta Lloyd1	26	27	53	10%	10
Total	233	459	692	13.9%	7

31 December 2011	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	155	187	342	15%	7
Ireland	27	22	49	6%	12
United Kingdom & Ireland	182	209	391	14%	8
France	45	127	172	11%	8
United States	27	301	328	14%	5
Spain	25	70	95	23%	4
Italy	24	117	141	12%	6
Other	25	1	26	9%	8
Developed markets	328	825	1,153	14%	6
Poland	25	9	34	24%	4
Asia	56	31	87	13%	12
Other	15	12	27	22%	4
Higher Growth markets	96	52	148	17%	9
Total excluding Delta Lloyd	424	877	1,301	14.4%	7
Delta Lloyd1	26	27	53	10%	10
Total	450	904	1,354	14.3%	7

1. Comparative periods include the results of Delta Lloyd up to 6 May 2011.

C2 - Capital performance continued

C2 ii - Capital required to write new business, internal rate of return and payback period continued
The capital invested data above is stated gross of non-controlling interests and valued on a point of sale basis. This differs from the analysis of life and pensions earnings in notes E7* and E9* which is stated net of non-controlling interests, valued on a year-end basis and benefits from the writing of new business in the UK Life RIEESA. The reconciliation is as follows:

6 months 2012	£m
Total capital invested	641
Non-controlling interests	(70)
Benefit of RIEESA on new business funding	(99)
Timing differences (point of sale versus year end basis)	(23)
New business impact on free surplus	449

C2 iii - Analysis of IFRS basis return on equity

			30 June 2012
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance	1,010	769	15,079	10.2%
General insurance and health	455	335	5,875	11.4%
Fund management	38	27	218	24.8%
Other business	(102)	(72)	(1,102)	13.1%
Corporate2	(234)	(248)	(228)	217.5%
Return on total capital employed (excluding Delta Lloyd)	1,167	811	19,842	8.2%
Delta Lloyd	112	84	776	21.6%
Return on total capital employed (including Delta Lloyd)	1,279	895	20,618	8.7%
Subordinated debt	(146)	(109)	(4,550)	4.8%
External debt	(12)	(9)	(705)	2.6%
Return on total equity	1,121	777	15,363	10.1%
Less: Non-controlling interests		(90)	(1,530)	11.8%
Direct capital instruments and fixed rate tier 1 notes		-	(990)	-%
Preference capital		(9)	(200)	8.5%
Return on equity shareholders' funds		678	12,643	10.7%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2  The 'Corporate' loss before tax of £234 million comprises costs of £64 million, net finance charge on the main UK pension scheme of £18 million and interest on internal lending arrangements of £158 million offset by investment return of £6 million.

			31 December 2011
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance	2,123	1,583	14,856	10.7%
General insurance and health	903	657	4,747	13.8%
Fund management	99	69	215	32.1%
Other business	(207)	(148)	(119)	124.4%
Corporate2	(439)	(394)	(997)	39.5%
Return on total capital employed (excluding Delta Lloyd)	2,479	1,767	18,702	9.4%
Delta Lloyd	352	288	5,089	5.7%
Return on total capital employed (including Delta Lloyd)	2,831	2,055	23,791	8.6%
Subordinated debt	(302)	(222)	(4,572)	4.9%
External debt	(26)	(19)	(1,494)	1.3%
Return on total equity	2,503	1,814	17,725	10.2%
Less: Non-controlling interests		(223)	(3,741)	6.0%
Direct capital instruments		(43)	(990)	4.3%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,531	12,794	12.0%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2  The 'Corporate' loss before tax of £439 million comprises costs of £138 million, net finance charge on the main UK pension scheme of £46 million and interest on internal lending arrangements of £287 million offset by investment return of £32 million.

* Notes E7 and E9 are included in Supplement 2 - MCEV financial statements.

C2 Capital performance continued
C2 iv - Analysis of MCEV basis return on equity

	30 June 2012
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on equity %
	Before tax £m	After tax £m
Life assurance	1,228	881	15,211	11.6%
General insurance and health	455	335	5,875	11.4%
Fund management	7	5	218	4.6%
Other business	(96)	(67)	(1,102)	12.2%
Corporate2	(234)	(248)	(228)	217.5%
Return on total capital employed (excluding Delta Lloyd)	1,360	906	19,974	9.1%
Delta Lloyd	112	84	776	21.6%
Return on total capital employed (including Delta Lloyd)	1,472	990	20,750	9.5%
Subordinated debt	(146)	(109)	(4,550)	4.8%
External debt	(12)	(9)	(705)	2.6%
Return on total equity	1,314	872	15,495	11.2%
Less: Non-controlling interests		(146)	(1,476)	19.8%
Direct capital instruments and fixed rate tier 1 notes		-	(990)	-%
Preference capital		(9)	(200)	8.5%
Return on equity shareholders' funds		717	12,829	11.2%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2  The 'Corporate' loss before tax of £234 million comprises costs of £64 million, net finance charge on the main UK pension scheme of £18 million and interest on internal lending arrangements of £158 million offset by investment return of £6 million.

	31 December 2011
	Operating return1		Restated Opening shareholders' funds including non-controlling interests £m	Return on equity %
	Before tax £m	After tax £m
Life assurance	3,129	2,219	18,533	12.0%
General insurance and health	903	657	4,747	13.8%
Fund management	32	22	215	10.2%
Other business	(204)	(144)	(119)	121.0%
Corporate2	(439)	(394)	(997)	39.5%
Return on total capital employed (excluding Delta Lloyd)	3,421	2,360	22,379	10.5%
Delta Lloyd	444	331	3,892	8.5%
Return on total capital employed (including Delta Lloyd)	3,865	2,691	26,271	10.2%
Subordinated debt	(302)	(222)	(4,572)	4.9%
External debt	(26)	(19)	(1,494)	1.3%
Return on total equity	3,537	2,450	20,205	12.1%
Less: Non-controlling interests		(253)	(3,977)	6.4%
Direct capital instruments		(43)	(990)	4.3%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,137	15,038	14.2%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2  The 'Corporate' loss before tax of £439 million comprises costs of £138 million, net finance charge on the main UK pension scheme of £46 million and interest on internal lending arrangements of £287 million offset by investment return of £32 million.

C3 - Group capital structure

The table below shows how our capital, on an MCEV basis, is deployed by products and services segments and how that capital is funded.

	30 June 2012 £m	31 December 2011 £m
Long-term savings	15,288	15,211
General insurance and health	6,111	5,875
Fund management	243	218
Other business	(1,408)	(1,102)
Corporate1	(132)	(228)
Delta Lloyd	609	776
Total capital employed	20,711	20,750
Financed by
Equity shareholders' funds	12,279	12,829
Non-controlling interests	1,808	1,476
Direct capital instruments and fixed rate tier 1 notes	1,382	990
Preference shares	200	200
Subordinated debt	4,340	4,550
External debt	702	705
Total capital employed	20,711	20,750

1.       "Corporate" includes centrally held tangible net assets, the staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

-  Aviva Insurance Limited (AI) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

-  Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm's-length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings.
      At 30 June 2012 we had £20.7 billion (31 December 2011: £20.8 billion) of total capital employed in our trading operations, measured on an MCEV basis.
      In May 2012 we issued US$650 million of hybrid Tier 1 Notes. The Notes are perpetual and may be called from November 2017. The Notes qualify as Innovative Tier 1 capital under current regulatory rules and are expected to be treated as hybrid Tier 1 capital under Solvency II transitional rules. The transaction had a positive impact on Group IGD solvency and Economic Capital measures. In June 2012 US$300m of Lower Tier 2 floating rate notes were redeemed at first call.
      Financial leverage, the ratio of external senior and subordinated debt to MCEV capital and reserves, was 35.8% (31 December 2011: 36.7%). Fixed charge cover, which measures the extent to which external interest costs, including subordinated debt interest and preference dividends, are covered by MCEV operating profit was 8.0 times (31 December 2011: 8.9 times).
      At 30 June 2012 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £5,895 million (31 December 2011: £5,782 million), with a weighted average cost, post tax, of 7.0% (31 December 2011: 6.6%). The Group Weighted Average Cost of Capital (WACC) is 7.1% (31 December 2011: 7.1%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 30 June 2012 was 7.2% (31 December 2011: 7.4%) based on a risk free rate of 1.7% (31 December 2011: 2.0%), an equity risk premium of 4.0% (31 December 2011: 4.0%) and a market beta of 1.4 (31 December 2011: 1.3).

C3 - Group capital structure continued

Shareholders' funds, including non-controlling interests

	30 June 2012 Closing shareholders' funds			31 December 2011 Closing shareholders' funds
	IFRS net assets £m	Internally generated AVIF £m	Total Equity £m	IFRS net assets £m	Internally generated AVIF £m	Total Equity £m
Life assurance
United Kingdom	4,732	1,654	6,386	4,794	1,421	6,215
Ireland	628	394	1,022	684	365	1,049
United Kingdom & Ireland	5,360	2,048	7,408	5,478	1,786	7,264
France	1,740	1,233	2,973	1,825	1,091	2,916
United States	3,211	(2,885)	326	3,842	(2,779)	1,063
Spain	1,035	337	1,372	1,160	384	1,544
Italy	1,316	(729)	587	1,266	(1,405)	(139)
Other	232	(135)	97	238	(140)	98
Developed markets	12,894	(131)	12,763	13,809	(1,063)	12,746
Poland	251	1,059	1,310	263	1,063	1,326
Asia	939	46	985	865	58	923
Other	140	90	230	142	74	216
Higher Growth markets	1,330	1,195	2,525	1,270	1,195	2,465
	14,224	1,064	15,288	15,079	132	15,211
General insurance and health
United Kingdom	3,492	-	3,492	3,394	-	3,394
Ireland	378	-	378	408	-	408
United Kingdom & Ireland	3,870	-	3,870	3,802	-	3,802
France	486	-	486	480	-	480
Canada	1,149	-	1,149	1,034	-	1,034
Other	505	-	505	468	-	468
Developed markets	6,010	-	6,010	5,784	-	5,784
Higher Growth markets	101	-	101	91	-	91
	6,111	-	6,111	5,875	-	5,875
Fund management	243	-	243	218	-	218
Other business	(1,408)	-	(1,408)	(1,102)	-	(1,102)
Corporate	(132)	-	(132)	(228)	-	(228)
Total capital employed (excluding Delta Lloyd)	19,038	1,064	20,102	19,842	132	19,974
Delta Lloyd	609	-	609	776	-	776
Total capital employed	19,647	1,064	20,711	20,618	132	20,750
Subordinated debt	(4,340)	-	(4,340)	(4,550)	-	(4,550)
External debt	(702)	-	(702)	(705)	-	(705)
Total equity	14,605	1,064	15,669	15,363	132	15,495
Less:
Non-controlling interests			(1,808)			(1,476)
Direct capital instruments and fixed rate tier 1 notes			(1,382)			(990)
Preference capital			(200)			(200)
Equity shareholders' funds			12,279			12,829
Less: goodwill and intangibles1			(2,616)			(3,479)
Equity shareholders funds' excluding goodwill and intangibles			9,663			9,350

1.         Goodwill and intangibles comprise £1,794 million (FY 2011: £2,640 million) of goodwill in subsidiaries, £927 million (FY 2011: £1,062 million) of intangibles in subsidiaries, £131 million (FY 2011: £131 million) of goodwill and intangibles in joint ventures and £148 million (FY 2011: £115 million) of goodwill in associates, net of associated deferred tax liabilities of £165 million (FY 2011: £(241) million) and the non controlling interests share of intangibles of £219 million (FY 2011: £(228) million)

C4 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.
      Based on individual guidance from the FSA we recognise surpluses of £0.3 billion as at 30 June 2012 (FY 2011: £0.2 billion) in the non-profit funds of our UK Life and pensions businesses which is available for transfer to shareholders.

Regulatory capital - Group: European Insurance Groups Directive (IGD)
	UK life funds £bn	Other business £bn	30 June 2012 £bn	31 December 2011 £bn
Insurance Groups Directive (IGD) capital resources	6.6	9.3	15.9	14.1
Less: capital resource requirement	(6.6)	(6.2)	(12.8)	(11.9)
Insurance Group Directive (IGD) excess solvency	-	3.1	3.1	2.2
Cover over EU minimum (calculated excluding UK life funds)		1.5 times		1.3 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £0.9 billion since 31 December 2011 to £3.1 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2011	2.2
Operating profits net of other income and expenses	0.4
Dividends net of scrip	(0.4)
Market movements including foreign exchange1	0.6
Movement in hybrid debt	0.2
UK reinsurance transactions	0.1
Increase in Capital Resources Requirement	(0.1)
Other regulatory adjustments	0.1
Estimated IGD solvency surplus at 30 June 2012	3.1

1 Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

C4 - Regulatory capital continued
Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub Fund (OWPSF), New With-Profit Sub Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS statement of financial position at 30 June 2012 and 31 December 2011.

		30 June 2012					31 December 2011
	Estimated realistic assets £bn	Realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Support Arrange- ment3 £bn	Estimated risk Capital Margin5 £bn	Estimated excess £bn	Estimated excess £bn
NWPSF	17.8	(17.8)	-	1.3	(0.3)	1.0	0.7
OWPSF	2.9	(2.6)	0.3	-	(0.1)	0.2	0.2
WPSF4	19.0	(17.0)	2.0	-	(0.6)	1.4	1.0
Aggregate	39.7	(37.4)	2.3	1.3	(1.0)	2.6	1.9

1  These realistic liabilities include the shareholders' share of future bonuses of £0.4 billion (FY 2011: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £37.0 billion (FY 2011: £38.8 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £2.0 billion, £0.3 billion and £3.7 billion for NWPSF, OWPSF and WPSF respectively (FY 2011: £1.9 billion, £0.3 billion and £3.1 billion).

2 Estimated realistic inherited estate at 31 December 2011 was £nil, £0.3billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3 The support arrangement represents the reattributed estate (RIEESA) of £1.3 billion at 30 June 2012 (FY 2011: £1.1 billion).

4  The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets of £1.7 billion and realistic liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.

5 The risk capital margin (RCM) is 3.6 times covered by the inherited estate and support arrangement FY 2011: 2.7 times).

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	30 June 2012%	31 December 2011%
Equity	20%	22%
Property	15%	17%
Fixed interest	51%	54%
Other	14%	7%

The equity backing ratios, including property, supporting with-profit asset shares are 69% in NWPSF and OWPSF, and 65% in WPSF.

C5 - IFRS Sensitivity analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in the supplementary section of this report.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years.
In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term businesses

	30 June 2012
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	-	(120)	70	(90)	(30)	5	(40)
Insurance non-participating	(110)	90	20	(55)	(70)	(55)	(465)
Investment participating	(25)	20	15	(45)	(10)	-	-
Investment non-participating	(10)	10	15	(20)	(15)	-	-
Assets backing life shareholders' funds	35	(40)	45	(45)	-	-	-
Total excluding Delta Lloyd	(110)	(40)	165	(255)	(125)	(50)	(505)

	30 June 2012
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(130)	30	70	(90)	(30)	5	(40)
Insurance non-participating	(785)	575	20	(55)	(70)	(55)	(465)
Investment participating	(25)	20	15	(45)	(10)	-	-
Investment non-participating	(100)	20	15	(20)	(15)	-	-
Assets backing life shareholders' funds	(50)	35	45	(45)	-	-	-
Total excluding Delta Lloyd	(1,090)	680	165	(255)	(125)	(50)	(505)

C5 - IFRS Sensitivity analysis continued
Long-term businesses continued

	31 December 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(155)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(135)	85	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	-	-
Investment non-participating	(15)	15	15	(15)	(20)	-	-
Assets backing life shareholders' funds	135	(15)	35	(35)	-	-	-
Total excluding Delta Lloyd	(95)	(30)	160	(265)	(150)	(70)	(520)

	31 December 2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(80)	(115)	5	(95)	(45)	(10)	(50)
Insurance non-participating	(500)	455	55	(45)	(75)	(60)	(470)
Investment participating	(35)	40	50	(75)	(10)	-	-
Investment non-participating	(110)	25	15	(15)	(20)	-	-
Assets backing life shareholders' funds	35	85	40	(40)	-	-	-
Total excluding Delta Lloyd	(690)	490	165	(270)	(150)	(70)	(520)

The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as AFS in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders' equity.
      The sensitivities to interest rates relate mainly to the US. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders' funds due to the increase in market value of fixed interest securities; similarly a rise in interest rates has a negative impact. In the US, most debt securities are classified as AFS, which limits the overall sensitivity of IFRS profit to interest rate movements. The mortality sensitivities relate primarily to the UK.
      Changes in sensitivities between 30 June 2012 and 31 December 2011 reflect the movements in market interest rates, portfolio growth, changes to asset mix and relative durations of assets and liabilities and asset liability management actions.
      The impact on the Group's results from sensitivity to these assumptions can also be found in the MCEV sensitivities included in the alternative method of reporting long-term business profits section.

General insurance and health businesses

	30 June 2012
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(250)	245	40	(45)	(75)	(140)
Net of reinsurance excluding Delta Lloyd	(305)	310	40	(45)	(75)	(140)

	30 June 2012
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(250)	245	40	(45)	(25)	(140)
Net of reinsurance excluding Delta Lloyd	(305)	310	40	(45)	(25)	(140)

	31 December 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(130)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(130)	(290)

	31 December 2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(205)	180	50	(55)	(30)	(300)
Net of reinsurance excluding Delta Lloyd	(275)	275	50	(55)	(30)	(290)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

C5 - IFRS Sensitivity analysis continued
Fund management and other operations businesses

	30 June 2012
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(15)	15	(65)	110

	30 June 2012
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(15)	15	(65)	110

	31 December 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

	31 December 2011
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(10)	10	(40)	75

Delta Lloyd
The half-year 2012 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business.

Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

-------------------------------------------

Analysis of assets

D1 - Total assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments.
In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of the Group's risk appetite.

30 June 2012	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	3,551	3,551	(108)	3,443
Interests in joint ventures and associates	237	1,129	1,316	2,682	(14)	2,668
Property and equipment	42	131	272	445	-	445
Investment property	3,813	6,248	966	11,027	(26)	11,001
Loans	481	5,907	20,530	26,918	-	26,918
Financial investments
Debt securities	14,659	80,083	59,975	154,717	(1,441)	153,276
Equity securities	20,807	9,571	1,076	31,454	(1,248)	30,206
Other investments	23,141	4,468	2,529	30,138	(350)	29,788
Reinsurance assets	1,548	554	5,381	7,483	(244)	7,239
Deferred tax assets	-	-	262	262	-	262
Current tax assets	-	-	74	74	-	74
Receivables and other financial assets	372	2,861	5,244	8,477	(21)	8,456
Deferred acquisition costs and other assets	1	97	6,437	6,535	(91)	6,444
Prepayments and accrued income	146	1,390	1,650	3,186	(10)	3,176
Cash and cash equivalents	4,442	12,285	8,933	25,660	(409)	25,251
Assets of operations classified as held for sale	-	-	-	-	3,962	3,962
Total	69,689	124,724	118,196	312,609	-	312,609
Total %	22.3%	39.9%	37.8%	100.0%	0.0%	100.0%
FY11 as reported	70,367	124,631	117,378	312,376	-	312,376
FY11 Total %	22.5%	39.9%	37.6%	100.0%	0.0%	100.0%

As at 30 June 2012, 37.8% of Aviva's total asset base was shareholder assets, 39.9% participating assets where Aviva shareholders have partial exposure, and 22.3% policyholder assets where Aviva shareholders have no exposure. Of the total assets, investment property, loans and financial investments comprised £251.2 billion, compared to £255.8 billion at 31 December 2011.

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - 30 June 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	3,551	-	3,551
Interests in joint ventures and associates	-	-	2,682	2,682
Property and equipment	208	237	-	445
Investment property	11,027	-	-	11,027
Loans	18,159	8,759	-	26,918
Financial investments
Debt securities	154,717	-	-	154,717
Equity securities	31,454	-	-	31,454
Other investments	30,138	-	-	30,138
Reinsurance assets	-	7,483	-	7,483
Deferred tax assets	-	-	262	262
Current tax assets	-	-	74	74
Receivables and other financial assets	-	8,477	-	8,477
Deferred acquisition costs and other assets	-	6,535	-	6,535
Prepayments and accrued income	-	3,186	-	3,186
Cash and cash equivalents	25,660	-	-	25,660
Total	271,363	38,228	3,018	312,609
Total %	86.8%	12.2%	1.0%	100.0%
FY11 Total	269,812	39,356	3,208	312,376
FY11 Total %	86.4%	12.6%	1.0%	100.0%

1. Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Total assets - Policyholder assets 30 June 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	237	237
Property and equipment	29	13	-	42
Investment property	3,813	-	-	3,813
Loans	-	481	-	481
Financial investments
Debt securities	14,659	-	-	14,659
Equity securities	20,807	-	-	20,807
Other investments	23,141	-	-	23,141
Reinsurance assets	-	1,548	-	1,548
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	372	-	372
Deferred acquisition costs and other assets	-	1	-	1
Prepayments and accrued income	-	146	-	146
Cash and cash equivalents	4,442	-	-	4,442
Total	66,891	2,561	237	69,689
Total %	96.0%	3.7%	0.3%	100.0%
FY11 Total	67,310	2,804	253	70,367
FY11 Total %	95.6%	4.0%	0.4%	100.0%

1. Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Participating fund assets 30 June 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	1,129	1,129
Property and equipment	19	112	-	131
Investment property	6,248	-	-	6,248
Loans	1,011	4,896	-	5,907
Financial investments
Debt securities	80,083	-	-	80,083
Equity securities	9,571	-	-	9,571
Other investments	4,468	-	-	4,468
Reinsurance assets	-	554	-	554
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,861	-	2,861
Deferred acquisition costs and other assets	-	97	-	97
Prepayments and accrued income	-	1,390	-	1,390
Cash and cash equivalents	12,285	-	-	12,285
Total	113,685	9,910	1,129	124,724
Total %	91.1%	7.9%	1.0%	100.0%
FY11 Total	113,287	9,884	1,460	124,631
FY11 Total %	90.9%	7.9%	1.2%	100.0%

1. Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Total assets - Shareholder assets 30 June 2012	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	3,551	-	3,551
Interests in joint ventures and associates	-	-	1,316	1,316
Property and equipment	160	112	-	272
Investment property	966	-	-	966
Loans	17,148	3,382	-	20,530
Financial investments
Debt securities	59,975	-	-	59,975
Equity securities	1,076	-	-	1,076
Other investments	2,529	-	-	2,529
Reinsurance assets	-	5,381	-	5,381
Deferred tax assets	-	-	262	262
Current tax assets	-	-	74	74
Receivables and other financial assets	-	5,244	-	5,244
Deferred acquisition costs and other assets	-	6,437	-	6,437
Prepayments and accrued income	-	1,650	-	1,650
Cash and cash equivalents	8,933	-	-	8,933
Total	90,787	25,757	1,652	118,196
Total %	76.8%	21.8%	1.4%	100.0%
FY11 Total	89,215	26,668	1,495	117,378
FY11 Total %	76.0%	22.7%	1.3%	100.0%

1. Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Financial instruments (including derivatives and loans)
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories - those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as 'other than trading').
      In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders' funds) is passively managed.
      Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.
■ Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

■ Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

■ Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.

	Fair value hierarchy
Total assets 30 June 2012	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment properties	-	11,027	-	11,027	-	(26)	11,001
Loans	-	18,159	-	18,159	8,759	-	26,918
Debt securities	102,793	43,327	8,597	154,717	-	(1,441)	153,276
Equity securities	30,381	585	488	31,454	-	(1,248)	30,206
Other investments (including derivatives)	22,345	5,020	2,773	30,138	-	(350)	29,788
Total	155,519	78,118	11,858	245,495	8,759	(3,065)	251,189
Total %	61.9%	31.1%	4.7%	97.7%	3.5%	(1.2)%	100.0%
FY11 Total	156,641	78,520	11,368	246,529	9,630	(347)	255,812
FY11 Total %	61.2%	30.7%	4.4%	96.3%	3.8%	(0.1)%	100.0%

At 30 June 2012, the proportion of total financial investments, loans and investment properties classified as Level 1 in the fair value hierarchy has remained stable at 61.9% (FY2011: 61.2%). Level 2 and Level 3 financial investments, loans and investment properties have also remained relatively stable at 31.1% (FY2011: 30.7%) and 4.7%(FY 2011: 4.4%), respectively.

D3 - Analysis of asset quality

D3.1 - Goodwill, Acquired value of in-force business and intangible assets
The Group's goodwill, acquired value of in-force business and the majority of other intangible assets have arisen from the Group's business combinations. These business combinations include several bancassurance arrangements, which have resulted in £598 million of the total £1,794 million of goodwill and £693 million of the total £1,757 million of other intangible assets. These balances primarily represent the value of bancassurance distribution agreements acquired in these business combinations and are before the deduction of goodwill and other intangibles held for sale. The Group's total goodwill and intangible balances at HY12 noted above are after the impairment of £876 million in relation to our US business and a small impairment in Italy.

D3.2 Investment property

	30 June 2012				31 December 2011
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Leased to third parties under operating leases	-	11,005	-	11,005	-	11,552	-	11,552
Vacant investment property/held for capital appreciation	-	22	-	22	-	86	-	86
Total	-	11,027	-	11,027	-	11,638	-	11,638
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	30 June 2012				31 December 2011
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Leased to third parties under operating leases	-	947	-	947	-	1,076	-	1,076
Vacant investment property/held for capital appreciation	-	19	-	19	-	10	-	10
Total	-	966	-	966	-	1,086	-	1,086
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

Shareholder exposure to investment properties is principally through investments in Property Limited Partnerships (PLPs). Depending on the Group's interest in these PLPs, its investments are classified as either interests in joint ventures, unit trusts or consolidated as a subsidiary, in which case the underlying investment properties held by the PLP are included on the balance sheet. The decrease in shareholder exposure to investment properties is mainly a result of disposals and declines in property values at 30 June 2012 compared to 31 December 2011, partly offset by new acquisitions.
      Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry or break option taking into consideration lease incentives, assuming no future growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.
      99.8% (FY 2011: 99.3%) of investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.3 - Loans
The Group loan portfolio is principally made up of:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions.
These loans are fully collateralised by other securities;
■ Mortgage loans collateralised by property assets; and
■ Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.

Loans - Total assets 30 June 2012	United Kingdom & Ireland £m	France £m	United States £m	Canada £m	Italy, Spain and other £m	Higher Growth markets £m	Total £m
Policy loans	35	835	427	-	12	38	1,347
Loans and advances to banks	4,284	-	-	-	-	-	4,284
Mortgage loans	18,397	1	2,760	-	-	-	21,158
Other loans	31	8	5	81	3	1	129
Total	22,747	844	3,192	81	15	39	26,918
Total %	84.5%	3.1%	11.9%	0.3%	0.1%	0.1%	100.0%
FY11 Total	23,964	949	3,067	80	16	40	28,116
FY11 Total %	85.2%	3.4%	10.9%	0.3%	0.1%	0.1%	100.0%

Loans - Total shareholder assets 30 June 2012	United Kingdom & Ireland £m	France £m	United States £m	Canada £m	Italy, Spain and other £m	Higher Growth markets £m	Total £m
Policy loans	7	-	230	-	12	15	264
Loans and advances to banks	125	-	-	-	-	-	125
Mortgage loans	17,389	-	2,631	-	-	-	20,020
Other loans	31	-	5	81	3	1	121
Total	17,552	-	2,866	81	15	16	20,530
Total %	85.4%	0.0%	14.0%	0.4%	0.1%	0.1%	100.0%
FY11 Total	17,849	1	2,743	80	16	39	20,728
FY11 Total %	86.1%	0.0%	13.2%	0.4%	0.1%	0.2%	100.0%

The value of the group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 30 June 2012 stood at £26.9 billion (FY2011: £28.1 billion), a decrease of £1.2 billion.
      The total shareholder exposure to loans decreased to £20.5 billion (FY 2011: £20.7 billion), and represented 76.3% of the total loan portfolio, with the remaining 23.7% split between participating funds (£5.9 billion) and policyholder assets (£0.5 billion).
      Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 79% (FY 2011: 76%) is invested in mortgage loans.

D3 - Analysis of asset quality continued

D3.3 - Loans continued
Mortgage loans - Shareholder assets

30 June 2012	United Kingdom & Ireland £m	United States £m	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	2,677	-	2,677
- Healthcare	3,977	-	3,977
- Commercial	8,730	2,631	11,361
	15,384	2,631	18,015
Securitised mortgage loans	2,005	-	2,005
Total	17,389	2,631	20,020
FY11 Total	17,668	2,507	20,175

The Group's mortgage loan portfolio spans several business units, primarily in the UK and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 97.5% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)

Residential
The UK non-securitised residential mortgage portfolio has a total current value of £2.7 billion (FY 2011: £2.7 billion). The balance over this period remained unchanged as a result of the offset between new loans and accrued interest of £185 million and fair value losses and redemptions of £154 million and £32 million, respectively. These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the low relative levels of equity released in each property, they predominantly have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 24.8% (FY 2011: 26.5%).

Healthcare
Primary Healthcare & PFI businesses loans included within shareholder assets are £4.0 billion (FY 2011: £3.7 billion) and are secured against General Practitioner premises, other primary health related premises or schools leased to Government bodies. For all such loans, Government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 100%, although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.

Commercial
Gross exposure by loan to value and arrears

Shareholder assets

30 June 2012	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Not in arrears	345	237	827	1,389	1,412	1,005	711	1,115	559	756	8,356
0 - 3 months	9	-	-	5	-	31	3	-	-	-	48
3 - 6 months	12	-	-	3	-	21	-	-	-	-	36
6 - 12 months	-	-	-	-	104	64	-	-	-	1	169
> 12 months	6	-	-	-	7	108	-	-	-	-	121
Total	372	237	827	1,397	1,523	1,229	714	1,115	559	757	8,730

Of the total £8.7 billion of UK non-securitised commercial mortgage loans, held in the shareholder fund, £8.3 billion are held by our UK Life business to back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods. Aviva UK General Insurance hold the remaining £0.4 billion (gross of provisions) of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.

D3 - Analysis of asset quality continued
D3.3 - Loans continued
For the commercial mortgages held by the UK Life and UK General Insurance business, loan service collection ratios, a key indicator of mortgage portfolio performance, remained high during the period. Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, increased to 1.36x (FY2011: 1.32x) due to new business being completed with strong cover. Mortgage LTV's decreased during the period from 103% to 97% partly due to increasing gilt yields which decreased loan values and new business completing with low LTV's (property values remained broadly stable during the period).
      All loans in arrears have been assessed for impairment. Of the £374 million (FY 2011: £418 million) value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is only £24.7 million.
The valuation allowance (including supplementary allowances) made in the UK Life for corporate bonds and commercial mortgages carried at fair value equates to 57 bps and 123 bps respectively at 30 June 2012 (FY 2011: 60bps and 92bps respectively). The total valuation allowance in respect of corporate bonds and mortgages, including healthcare mortgages, is £1.7 billion (FY 2011: £1.6 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio. The increase is driven by an increase in the long-term commercial mortgage allowances to reflect up-to-date market information, partially offset by a reduction in the supplementary allowances for credit risk for corporate bonds as bond spreads have narrowed.
      In addition, we hold £94 million (FY 2011: £84 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
      The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

Securitised mortgage loans
Of the total securitised residential mortgages (£2.0 billion), approximately £232 million of securities are still held by Aviva shareholder funds. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

United States
(Non-securitised mortgage loans)

Commercial
Gross exposure by loan to value and arrears

Shareholder assets

30 June 2012	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	2	8	1	4	14	25	30	172	453	1,897	2,606
0 - 3 months	-	-	-	-	-	-	-	3	-	-	3
3 - 6 months	-	-	-	-	-	-	-	-	-	-	-
6 - 12 months	5	-	-	-	-	-	-	-	-	-	5
> 12 months	-	-	-	-	17	-	-	-	-	-	17
Total	7	8	1	4	31	25	30	175	453	1,897	2,631
Total %	0.3%	0.3%	0.0%	0.2%	1.2%	1.0%	1.1%	6.7%	17.2%	72.0%	100.0%

Aviva USA currently holds £2.6 billion (FY 2011: £2.5 billion) of commercial mortgages included within shareholder assets. These mortgages continue to perform well, reflecting:
■ Low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 63% (FY 2011: 64%);
■ A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and
■ Strong LIC ratios, with 96% of the loans having an LIC above 1.4x, and 1.5% with LIC below 1.0x.

As at 30 June 2012, the actual amount of interest payment in arrears was £2.3 million.

D3 - Analysis of asset quality continued
D3.4 - Financial investments

Total Assets	30 June 2012				31 December 2011
	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m
Debt securities	145,509	13,319	(4,111)	154,717	147,537	12,395	(6,587)	153,345
Equity securities	30,857	4,316	(3,719)	31,454	33,055	3,637	(4,009)	32,683
Other investments	29,624	2,153	(1,639)	30,138	30,362	553	(538)	30,377
Total	205,990	19,788	(9,469)	216,309	210,954	16,585	(11,134)	216,405

Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.
The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment         mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices.

D3.4.1 - Debt securities

	30 June 2012
	Fair value hierarchy
Debt securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	2,471	119	-	2,590
Non-UK Government	6,787	4,278	72	11,137
Europe	5,986	286	41	6,313
North America	520	3,646	-	4,166
Asia Pacific & Other	281	346	31	658
Corporate bonds - Public utilities	2,982	3,102	16	6,100
Corporate convertible bonds	7	105	28	140
Other corporate bonds	9,555	23,947	323	33,825
Other	1,640	4,482	61	6,183
Total	23,442	36,033	500	59,975
Total %	39.1%	60.1%	0.8%	100.0%
FY11	23,038	35,001	561	58,600
FY11%	39.3%	59.7%	1.0%	100.0%

0.8% (FY 2011: 1.0%) of shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      39.1% (FY 2011: 39.3%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as Fair Value Level 1. The majority of the debt instruments in Level 2 are held by our US and Canadian businesses. These debt instruments are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our US and Canadian businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84.5%
(FY 2011: 84.1%).

D3 - Analysis of asset quality continued
D3.4 - Financial investments continued
D3.4.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 30 June 2012	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	2,389	36	-	-	-	138	2,563
UK local authorities	-	-	-	-	-	27	27
Non-UK Government	5,962	2,021	1,928	980	172	74	11,137
	8,351	2,057	1,928	980	172	239	13,727
Corporate
Public utilities	23	335	3,809	1,719	74	140	6,100
Convertibles and bonds with warrants	8	-	43	60	-	29	140
Other corporate bonds	1,209	3,604	12,761	10,229	1,510	4,512	33,825
	1,240	3,939	16,613	12,008	1,584	4,681	40,065
Certificates of deposits	1	86	158	92	97	21	455
Structured
RMBS1 non-agency ALT A2	3	3	3	19	122	-	150
RMBS1 non-agency prime	104	24	-	-	31	-	159
RMBS1 agency	1,174	-	-	-	-	-	1,174
	1,281	27	3	19	153	-	1,483
CMBS3	1,511	140	373	90	167	-	2,281
ABS4	710	163	157	56	63	24	1,173
CDO (including CLO)5	-	-	-	-	58	-	58
ABCP6	-	27	7	-	-	-	34
	2,221	330	537	146	288	24	3,546
Wrapped credit	-	195	110	84	44	56	489
Other	59	14	66	35	31	5	210
Total	13,153	6,648	19,415	13,364	2,369	5,026	59,975
Total %	21.9%	11.1%	32.4%	22.3%	3.9%	8.4%	100.0%
FY11	13,011	7,831	17,903	12,101	2,416	5,338	58,600
FY11%	22.2%	13.4%	30.6%	20.7%	4.1%	9.0%	100.0%

1. RMBS - Residential Mortgage Backed Security.
2. ALT A - Alternative A - paper.
3. CMBS - Commercial Mortgage Backed Security.
4. ABS - Asset Backed Security.
5. CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
6. ABCP - Asset Backed Commercial Paper.

The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during the first two quarters of 2012. 23% of shareholder exposure to debt securities is in government holdings (FY 2011: 23%). Our corporate debt securities portfolio represents 67% (FY 2011: 67%) of total shareholder debt securities.
      The majority of non-rated corporate bonds are held by our businesses in the US and UK.
      At 30 June 2012, the proportion of our shareholder debt securities that are investment grade increased slightly to 87.7% (FY 2011: 86.9%). The remaining 12.3% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 3.9 % are debt securities that are rated as below investment grade;

■ 3.5% are US private placements which are not rated by the major rating agencies, but are rated as investment grade by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency; and,

■ 4.9% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

D3 - Analysis of asset quality continued
D3.4 - Financial investments continued
The majority of the Residential Mortgage-Backed Securities (RMBS) are U.S. investments and over 79% of this exposure is backed by one of the U.S. Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, have an implicit guarantee, although they are not expressly backed by the full faith and credit of the U.S. Government.
      The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
      Asset backed securities (ABS) are held primarily by our US and UK businesses. 92.6% of the Group's shareholder holdings in ABS are investment grade. ABS that either have a rating below BBB or are not rated represent approximately 0.1% of shareholder exposure to debt securities.

D3.4.2 - Equity securities

	30 June 2012				31 December 2011
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	11	-	1	12	36	-	1	37
Banks, trusts and insurance companies	75	86	330	491	166	99	333	598
Industrial miscellaneous and all other	211	-	12	223	275	2	10	287
Non-redeemable preferred shares	-	350	-	350	-	371	-	371
Total	297	436	343	1,076	477	472	344	1,293
Total %	27.6%	40.5%	31.9%	100.0%	36.9%	36.5%	26.6%	100.0%

27.6% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY 2011: 36.9%).
      Shareholder investments include a strategic holding in UniCredit and other Italian banks of £357 million (£212 million net of non-controlling interest share).

D3.4.3 - Other investments

	30 June 2012				31 December 2011
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	328	-	516	844	141	100	453	694
Derivative financial instruments	204	1,091	94	1,389	253	820	14	1,087
Deposits with credit institutions	184	9	25	218	184	-	24	208
Minority holdings in property management undertakings	-	16	-	16	-	16	-	16
Other	8	-	54	62	8	-	53	61
Total	724	1,116	689	2,529	586	936	544	2,066
Total %	28.6%	44.1%	27.3%	100.0%	28.4%	45.3%	26.3%	100.0%

In total 72.7% (FY 2011: 73.7%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy.

The unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities.

D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The total impairment expense for the six months to 30 June 2012 for AFS debt securities was £8 million (FY 2011: £19 million).
The total AFS impairment expense relates to our US business, of which £4 million relates to corporate bonds and £4 million relates to commercial mortgage backed securities that are not yet in default but showed continued deterioration in market value from the previous impairment value.
      Total unrealised losses on AFS debt securities and other investments at 30 June 2012 were £157 million (FY 2011: £229 million) and £7 million (FY 2011: £10 million), respectively.

D3 - Analysis of asset quality continued
D3.4 - Financial investments continued
D3.4.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our balance sheet and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £5.5 billion (FY11: £6.4 billion), a decrease of £0.9 billion. Gross of non controlling interests, 86% of our shareholder asset exposure to Italy arises from investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

30 June 2012	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Greece	-	-	-
Ireland	0.3	0.1	0.4
Portugal	0.2	-	0.2
Italy	4.9	0.6	5.5
Spain	0.7	0.3	1.0
Total Greece, Ireland, Portugal, Italy and Spain	6.1	1.0	7.1
FY11 Greece, Ireland, Portugal, Italy and Spain	6.9	1.3	8.2

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

30 June 2012	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Greece	-	-	-
Ireland	0.3	0.1	0.4
Portugal	0.3	-	0.3
Italy	8.8	0.9	9.7
Spain	1.0	0.6	1.6
Total Greece, Ireland, Portugal, Italy and Spain	10.4	1.6	12.0
FY11 Greece, Ireland, Portugal, Italy and Spain	11.3	1.9	13.2

D3 - Analysis of asset quality continued
D3.4 - Financial investments continued
D3.4.6 - Non UK Government Debt Securities (gross of non-controlling interests)
The following is a summary of non UK government debt by issuer as at 30 June 2012 analysed by policyholder, participating and shareholder funds.

Non UK Government Debt Securities	Policyholder		Participating		Shareholder		Total
	30 June 2012 £m	31 December 2011 £m	30 June 2012 £m	31 December 2011 £m	30 June 2012 £m	31 December 2011 £m	30 June 2012 £m	31 December 2011 £m
Austria	28	28	649	512	86	58	763	598
Belgium	41	30	1,184	1,029	132	176	1,357	1,235
France	200	215	8,491	7,529	1,756	1,634	10,447	9,378
Germany	214	239	1,958	1,751	954	792	3,126	2,782
Greece	-	-	6	46	4	2	10	48
Ireland	37	33	328	378	89	216	454	627
Italy	287	273	8,794	9,670	853	1,056	9,934	10,999
Netherlands	51	63	1,446	1,284	199	136	1,696	1,483
Poland	589	509	819	720	361	329	1,769	1,558
Portugal	-	-	251	204	-	8	251	212
Spain	45	46	966	1,046	637	639	1,648	1,731
European Supranational debt	134	114	3,030	2,376	1,063	856	4,227	3,346
Other European countries	223	125	593	410	179	91	995	626
Europe	1,849	1,675	28,515	26,955	6,313	5,993	36,677	34,623

Canada	20	18	195	195	2,392	2,342	2,607	2,555
United States	131	129	71	66	1,774	1,631	1,976	1,826
North America	151	147	266	261	4,166	3,973	4,583	4,381

Singapore	7	8	287	309	158	211	452	528
Sri Lanka	21	21	2	2	108	139	131	162
Other	384	391	1,057	1,262	392	227	1,833	1,880
Asia Pacific and other	412	420	1,346	1,573	658	577	2,416	2,570
Total	2,412	2,242	30,127	28,789	11,137	10,543	43,676	41,574

At 30 June 2012, the Group's total government (non-UK) debt securities stood at £43.7 billion (FY 2011: £41.6 billion), an increase of 5.1%. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £11.1 billion (FY 2011: £10.5 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to French (15.8%), German (8.6%) and Italian (7.7%) (non-UK) government debt securities.
      The participating funds exposure to (non-UK) government debt amounts to £30.1 billion (FY 2011: £28.8 billion), an increase of £1.3 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of Italy (29.2%), France (28.2%), Germany (6.5%), the Netherlands (4.8%), Belgium (3.9%) and Spain (3.2%).

D3 - Analysis of asset quality continued
D3.4 - Financial investments continued
D3.4.7 - Exposure to worldwide bank debts
Direct shareholder and participating fund assets exposures to worldwide bank debts (net of non-controlling interests, excluding policyholder assets)

30 June 2012	Shareholder assets			Participating fund assets
Debt securities	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.2	-	0.2
France	0.1	-	0.1	3.2	0.9	4.1
Germany	0.1	0.1	0.2	0.5	0.7	1.2
Ireland	0.1	-	0.1	-	-	-
Italy	-	-	-	0.3	0.1	0.4
Netherlands	0.5	0.2	0.7	1.5	0.3	1.8
Portugal	-	-	-	0.1	-	0.1
Spain	0.5	0.1	0.6	0.8	0.2	1.0
United Kingdom	0.8	0.6	1.4	0.8	1.3	2.1
United States	1.3	0.9	2.2	0.9	0.1	1.0
Other	0.8	0.3	1.1	2.0	0.6	2.6
Total	4.2	2.2	6.4	10.3	4.2	14.5
FY11 Total	3.7	2.2	5.9	10.6	3.6	14.2

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.4 billion. The majority of our holding (66%) is in senior debt. The primary exposures are to United States (34%) and United Kingdom (22%) banks. Net of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.4 billion. Our holdings include strategic holdings in Unicredit and other Italian banks of £212 million.
        Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £14.5 billion. The majority of the exposure (71%) is in senior debt. Participating funds are the most exposed to France (28%) and United Kingdom (14%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debts (gross of non-controlling interests, excluding policyholder assets)

30 June 2012	Shareholder assets			Participating fund assets
Debt securities	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.2	-	0.2
France	0.1	-	0.1	3.6	0.9	4.5
Germany	0.1	0.1	0.2	0.5	0.7	1.2
Ireland	0.1	-	0.1	-	-	-
Italy	0.1	0.1	0.2	0.5	0.2	0.7
Netherlands	0.5	0.2	0.7	1.6	0.3	1.9
Portugal	-	-	-	0.1	-	0.1
Spain	0.9	0.2	1.1	1.2	0.3	1.5
United Kingdom	0.8	0.7	1.5	1.0	1.3	2.3
United States	1.3	0.9	2.2	1.1	0.1	1.2
Other	0.9	0.3	1.2	2.3	0.7	3.0
Total	4.8	2.5	7.3	12.1	4.5	16.6
FY11 Total	4.3	2.3	6.6	12.0	3.9	15.9

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £7.3 billion. The majority of our holding (66%) is in senior debt. The primary exposures are to United States (30%) and United Kingdom (21%) banks. Gross of non-controlling interests, our direct shareholder asset exposure to worldwide bank equity securities is £0.6 billion. Our holdings include strategic holdings in Unicredit and other Italian banks of £357 million.
      Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £16.6 billion. The majority of the exposure (73%) is in senior debt. Participating funds are the most exposed to France (27%) and United Kingdom (14%) banks.

D4 - Pension fund assets

In addition to the assets recognised directly on the Group's balance sheet outlined in the disclosures above, the Group is also exposed to the ''Plan assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position.

Plan assets comprise:

			30 June 2012				31 December 2011
	United Kingdom £m	Ireland £m	Canada £m	Total £m	United Kingdom £m	Ireland £m	Canada £m	Total £m
Equities	664	44	88	796	735	46	76	857
Bonds	8,671	237	123	9,031	8,663	233	129	9,025
Property	834	16	-	850	657	13	-	670
Other	1,051	86	13	1,150	1,135	90	14	1,239
Total	11,220	383	224	11,827	11,190	382	219	11,791

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
      The principal asset risks to which the scheme is exposed are:
■ Equity market risk - the effect of equity market falls on the value of plan assets.
■ Inflation risk - the effect of inflation rising faster than expected on the value of the plan liabilities.
■ Interest rate risk - falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.
      In 2012, there has been a further reduction in the proportion of assets invested in equities, thereby mitigating the equity risk above. In addition, the trustees have taken further measures to partially mitigate inflation and interest rate risks.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds

To ensure access to liquidity as and when needed, the Group maintains over £2 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit rating of Aviva plc's £2 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:

30 June 2012	£m
Expiring in one year	635
Expiring beyond one year	1,480
Total	2,115

D6 - Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

Glossary

Product definitions

Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover
Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Guaranteed annuities
A policy that pays out a fixed regular amount of benefit for a defined period.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities
An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

ISA
Individual savings accounts - Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.

Monolines
Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Non profits
Long-term savings and insurance products sold in the UK other than "With profits" (see definition below) products.

OEIC
An Open Ended Investment Company is a collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions
A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.

Personal pensions
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
Société d'investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Product definitions cont.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Takaful
Insurance products that observe the rules and regulations of Islamic law.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-linked annuities
A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.

Whole life
Whole life insurance is a protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With-profits
A type of long-term savings and insurance product sold in the UK under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments
An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

UK Corporate Governance Code
The UK Corporate Governance Code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority (FSA) requires companies with a UK Premium listing to disclose, in relation to the UK Corporate Governance Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.

FSA
The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

General terms cont.

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva
Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

'Hard' insurance market
A term used to describe the state of the general insurance market. A "hard" insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of "soft" insurance markets.

Independent Financial Advisers (IFAs)
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients' needs. Outside the UK IFAs may be referred to by other names.

IFRS
International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Operating profit
From operations on an IFRS basis, stated before tax attributable to shareholders' profits, impairment of goodwill and exceptional items.

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Market Consistent Embedded Value
Aviva's Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 as amended in October 2009.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

Net asset value per ordinary share
Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.

Present value of new business (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

'Soft' insurance market
A term used to describe the state of the general insurance market. A "soft" insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of "hard" insurance markets.

Turnbull Guidance on Internal Control
The Turnbull Guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance.

Market Consistent Embedded Value (MCEV) terms

Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum (www.cfoforum.nl) is a high-level group formed by the chief financial officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors.

The forum was created in 2002, the Market Consistent Embedded Value Principles were launched in June 2008. The principles are a further development of the European Embedded Value Principles first launched in May 2004.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

EU solvency
The excess of assets over liabilities and the worldwide minimum solvency margins, excluding goodwill and the additional value of in-force long-term business, and excluding the surplus held in the Group's life funds. The Group solvency calculation is determined according to the UK Financial Services Authority application of EU Insurance Groups Directive rules.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Group MCEV
A measure of the total consolidated value of the Group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.

Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV balance sheet value of covered business as at the reporting date. Excludes non-covered business including pension schemes and goodwill.

Life MCEV operating earnings
Operating earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations and is stated before tax, impairment of goodwill and exceptional items.

Life MCEV earnings
Total earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Long-term savings
Includes life and pension sales calculated under MCEV and retail investment sales.

Market consistent
A measurement approach where economic assumptions are such that projected asset cash flows are valued consistently with current market prices for traded assets.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

Market Consistent Embedded Value (MCEV) terms cont.

New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Present value of new business premiums (PVNBP)
The present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Risk-free rate (reference rate in CFO Forum terminology)
The risk-free rate is taken as swaps except for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities and deferred annuities and all other contracts in the US. The adjusted risk-free rate is taken as swaps plus the additional return available for products and where backing asset portfolios can be held to maturity.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Spread business
Contracts where a significant source of shareholder profits is the taking of credit spread risk that is not passed on to policyholders. The most significant spread business in Aviva are immediate annuities and US deferred annuities and life business.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.

Stochastic techniques
Techniques that incorporate the potential future variability in assumptions.

Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Value of new business
Is calculated using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded values at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is also quoted net of tax and minority interests.

Shareholder services

2012 financial calendar

Announcement of third quarter Interim Management Statement	8 November 2012

Annual General Meeting (AGM)
The voting results of the 2012 AGM, including proxy votes and votes withheld, can be viewed on our website at www.aviva.com/agm. There you will also find a webcast of the formal business of the meeting and information relating to Aviva's annual general meetings since 2002.

Dividends
Ordinary shares - 2012 interim dividend

Ex-dividend date	19 September 2012
Record date Scrip dividend price announcement date	21 September 2012 26 September 2012
Last date for receipt of Scrip elections	19 October 2012
Dividend payment date*	16 November 2012

* Please note that the ADR local payment date will be approximately 5 business days after the proposed dividend date for ordinary shares.

■ Dividends on Aviva ordinary shares are normally paid in May and November; please see the table above for the key dates in respect of the 2012 interim dividend.
■ Dividends paid on Aviva preference shares are normally paid in March, June, September and December; please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
■ Holders of ordinary and preference shares will receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars.

Aviva Scrip Dividend Scheme
If you would like to receive your dividends on ordinary shares in the form of new ordinary shares instead of cash, you can choose to join the Aviva Scrip Dividend Scheme. Please contact the Company's Registrar, Computershare, on the telephone number listed overleaf to acquire a personalised application form and a copy of the terms and conditions or, alternatively, you may visit www.aviva.com/ecomms for more information on how to make this election online.
      Aviva ADR holders are not eligible to join the Aviva Scrip Dividend Scheme at this time and will receive any dividends payable in cash in US Dollars.

Direct credit of dividend payments
If you would like to have your cash dividends paid directly into your UK bank or building society account, please visit www.aviva.com/dividendmandate for more information or contact Computershare on the number listed overleaf.

International shareholders
The Global Payments Service provided by Computershare enables shareholders living overseas to elect to receive their dividends in a choice of over 65 international currencies. The service provides faster access to funds as proceeds are converted and paid directly into your bank account in your local currency. For further details and fees for this service please visit www.investorcentre.co.uk/faq and select the Dividends & Payments tab followed by the Global Payment Service tab.

Online Shareholder Services Centre - www.aviva.com/shareholderservices

The online shareholder services centre has been designed to provide useful information for holders of Aviva ordinary shares, preference shares and ADRs, and includes features to allow shareholders to manage their Aviva shareholdings easily and efficiently.
      Within the online centre you will be able to find a shareholders' guide, current and historic ordinary share and ADR prices, share dealing information, news, updates and, when available, presentations from Aviva's senior management. You will also be able to download an electronic copy of recent Company reports.
      The Shareholders' Guide contains answers to a range of frequently asked questions on holding shares in Aviva.

Manage your holdings online
You can view and manage your shareholding online by visiting www.aviva.com/ecomms. To log in you will require your 11 digit Shareholder Reference Number (SRN), which you will find on your latest dividend stationery, or any share certificate issued since 4 July 2011.
You can:
■ Access details of your shareholding;
■ Change your details;
■ Switch to electronic communications;
■ View your transaction and payment history;
■ View your dividend election;
■ Arrange direct credit of dividend payments; and
■ Download useful forms

Aviva Share Price Information

■ For ordinary shares and ADRs, please visit www.aviva.com/shareprice
■ For preference shares, please visit www.londonstockexchange.com

ShareGift

If you have a small number of shares which you consider uneconomical to sell, you may wish to consider donating them to ShareGift (Registered Charity: 1052686), a charity that specialises in accepting such unwanted small shareholdings. Donated shares are aggregated and sold, with the proceeds being used to support a wide range of UK registered charities.
      You can find out more about ShareGift by visiting www.sharegift.org or by calling them on +44 (0)20 7930 3737. If you would like to donate your shares to ShareGift, please contact Computershare.

Do you receive duplicate documents?
A number of shareholders still receive duplicate documentation and split dividend payments as a result of having more than one account on the Aviva Register of Members. If you think you fall into this group and would like to combine your accounts, please contact Computershare on the telephone number listed overleaf.

Contact details

Ordinary and preference shares - Computershare
For any queries regarding your shareholding, or to advise of changes to your personal details, please contact Computershare:

Via the internet: www.investorcentre.co.uk/contactus

By email: avivaSHARES@computershare.co.uk

By telephone: 0871 495 0105
Lines are open from 8.30am to 5pm (UK time),
Monday to Friday. Please call +44 117 378 8361 if calling from outside of the UK.

In writing: Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

American Depositary Receipts (ADRs) - Citibank
Aviva has a sponsored ADR facility administered by Citibank, NA. Any queries regarding Aviva ADRs can be directed to Citibank:

By email: citibank@shareholders-online.com

By telephone: 1 877 248 4237
Lines are open from 8.30am to 6.00pm (US Eastern Standard Time), Monday to Friday. Please call +1 781 575 4555 if calling from outside of the US.

In writing: Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island USA
02940-5000

Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group Company Secretary
Shareholders may contact the Group Company Secretary as follows:

By email: aviva.shareholders@aviva.com

By telephone: +44 (0)20 7283 2000

In writing: Kirstine Cooper, Group Company Secretary
St Helen's, 1 Undershaft, London EC3P 3DQ

Form 20-F

Aviva is a foreign private issuer in the United States of America and is subject to certain reporting requirements of the Securities Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports.

Be on your guard - beware of fraudsters!

Shareholders are advised to be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a discount or offering free financial advice or company reports.
If youreceive any unsolicited calls or advice:
■ Make sure you get the correct name of the person and organisation;
■ Check that they are properly authorised by the Financial Services Authority (FSA) by visiting www.fsa.gov.uk/register/;
■ Call the FSA Consumer Helpline on 0845 606 1234 if there are no contact details on the Register;
■ If the calls persist, hang up; and
■ You should also report suspected boiler room fraud to the police

For more information please visit the 'warning to shareholders' page at: www.aviva.com/shareholderservices.

Useful links for shareholders

Aviva shareholder services centre
www.aviva.com/shareholderservices

Register for electronic communications
www.aviva.com/ecomms

Dividend information for ordinary shares
www.aviva.com/dividends

Aviva preference shareholders
www.aviva.com/preferenceshares

ADR holders
www.aviva.com/adr

Aviva share price
www.aviva.com/shareprice

Annual General Meeting information
www.aviva.com/agm

END OF PART 4 OF 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 August, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary